# THE EXCHEQUER VARIABLE ANNUITY

## A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED
## AND VARIABLE ANNUITY CONTRACT
issued by
**Security Life of Denver Insurance Company**
and its
**Security Life Separate Account A1**

**Supplement Effective as of April 30, 2010**

This supplement updates and amends certain information contained in your prospectus dated May 1, 1998, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

_____

## IMPORTANT INFORMATION REGARDING
## PORTFOLIO NAME CHANGES

Effective April 30, 2010, certain of the Portfolios available through the Security Life Separate Account A-1 will change their names as follows:

| Former Portfolio Name | Current Portfolio Name |
| --- | --- |
| AIM V.I. Core Equity Fund [1] | Invesco V.I. Core Equity Fund [1] |
| ING Evergreen Omega Portfolio | ING Wells Fargo Omega Growth Portfolio |
| ING Stock Index Portfolio | ING U.S. Stock Index Portfolio |
| Van Eck Worldwide Hard Assets Fund [1,2] | Van Eck VIP Global Hard Assets Fund [1,2] |

## IMPORTANT INFORMATION ABOUT THE PORTFOLIOS
## AVAILABLE THROUGH THE CONTRACT

Effective April 30, 2010, Investment Divisions which invest in the following Portfolios are available through the Security Life Separate Account A-1:

- ING FMR[SM] Diversified Mid Cap Portfolio (Class I)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Pioneer Fund Portfolio (Class S)
- ING U.S. Stock Index Portfolio (Class I)
- ING Wells Fargo Omega Growth Portfolio (Class I)
- ING Pioneer High Yield Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING Van Kampen Equity and Income Portfolio (I Class)
- ING Balanced Portfolio (Class I)
- ING Intermediate Bond Portfolio (Class I)
- ING International Index Portfolio (Class S)
- ING Russell[TM] Large Cap Growth Index Portfolio (Class I)

More information about these Portfolios is contained in the tables below.

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[1] On April 28, 2006, the Investment Division that invested in this Portfolio was closed to new investors and to new investments by existing investors.

[2] This fund will change is name on May 1, 2010.

The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the Portfolios available through the Contract. More detailed information about these Portfolios can be found in the current prospectus and Statement of Additional Information for each Portfolio. If you received a summary prospectus for any of the Portfolios available through your Contract, you may obtain a full prospectus and other Portfolio information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the Portfolio's summary prospectus.

**There is no assurance that the stated investment objectives of any of the Portfolios will be achieved. Shares of the Portfolios will rise and fall in value and you could lose money by allocating Contract value to the Investment Divisions that invest in the Portfolios. Shares of the Portfolios are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Portfolios are diversified, as defined under the 1940 Act.**

| Portfolio Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING FMR$^{SM}$ Diversified Mid Cap Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Fidelity Management & Research Company | Seeks long-term growth of capital. |
| **ING JPMorgan Emerging Markets Equity Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **ING JPMorgan Small Cap Core Equity Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. |
| **ING Limited Maturity Bond Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. |
| **ING Liquid Assets Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **ING MFS Utilities Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company | Seeks total return. |
| **ING Pioneer Fund Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. |

| Portfolio Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING U.S. Stock Index Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | Seeks total return. |
| **ING Wells Fargo Omega Growth Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Wells Capital Management, Inc. | Seeks long-term capital growth. |
| **ING Pioneer High Yield Portfolio (Initial Class)** | Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc. | Seeks to maximize total return through income and capital appreciation. |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)** | Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **ING Van Kampen Equity and Income Portfolio (Initial Class)** | Investment Adviser: Directed Services LLC Subadviser: Van Kampen | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING Balanced Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Prior to July 15, 2010, the portfolio seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.<br><br>Effective July 15, 2010, the portfolio seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |
| **ING Intermediate Bond Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |

| Portfolio Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING International Index Portfolio (Class S)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index. |
| **ING Russell<sup>TM</sup> Large Cap Growth Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index. |

# IMPORTANT INFORMATION ABOUT PORTFOLIOS CLOSED TO NEW INVESTMENT

The Investment Divisions that invest in the following Portfolios have been closed to new investment:
- ING BlackRock Large Cap Value Portfolio
- Invesco V.I. Core Equity Fund
- Van Eck VIP Global Hard Assets Fund

Contract owners who have Contract value allocated to one or more of the Investment Divisions which correspond to these Portfolios may leave their Contract value in those Investment Divisions, but future allocations and transfers into those Investment Divisions are prohibited. If your most recent premium allocation instructions includes an Investment Division that corresponds to one of these Portfolios, premium received that would have been allocated to an Investment Division corresponding to one of these Portfolios may be automatically allocated among the other available Investment Divisions according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available Portfolios, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the "Your Right to Transfer Among Divisions" section beginning on page 27 of your Contract prospectus for information about making allocation changes.**

# MORE INFORMATION IS AVAILABLE

More information about the Portfolios available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Portfolio. You may obtain these documents by contacting us at our:

> ING Customer Service Center
> P.O. Box 5065
> Minot, ND 58702-5065
> 1-877-253-5050

If you received a summary prospectus for any of the Portfolios available through your Contract, you may obtain a full prospectus and other Portfolio information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the Portfolio's summary prospectus.